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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549



                                    FORM 6-K



                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



                           FOR THE MONTH OF MAY, 2002.



                                 CNH GLOBAL N.V.

                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)


                               WORLD TRADE CENTER
                               TOWER B, 10TH FLOOR
                                AMSTERDAM AIRPORT
                                 THE NETHERLANDS

                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)



                 (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                 Form 20-F       X      Form 40-F
                            -----------            ------------

                 (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                 Yes                No        X
                      -----------        -----------

                 (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.)


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[CNH LOGO]                                                      [BNP PARIBAS
                                                                 LEASE GROUP
                                                                    LOGO]

                                                     NEWS RELEASE




CNH AND BNP PARIBAS LEASE GROUP TO EXPAND RETAIL
FINANCING ACTIVITIES ACROSS EUROPE


FOR MORE INFORMATION CONTACT:

JEFFREY T. WALSH  CNH  (1) 847 955 3939
MARK VENUS  BPLG  (33) 1 41 97 22 03

Lake Forest, IL (May 13, 2002) CNH Global N.V. (NYSE:CNH), a global leader in agricultural and construction equipment, and BNP PARIBAS Lease Group (BPLG), the leasing arm of BNP PARIBAS, the largest bank in the Euro zone by market capitalization, have agreed to a new long term retail financing partnership across Europe. All the brands and commercial activities of CNH will be covered, including Fiat-Kobelco when that organization is formed in July 2002.

The significant expansion in the scope of activities is made possible by an agreement to modify the operating structure and funding structure of CNH Capital's European operations. Under the proposed new partnership, BPLG would own 50.1% of the shares of CNH Capital Europe SAS, which would hold the retail financing portfolio. CNH would own the remaining shares. BPLG would provide funding and administrative services for CNH Capital Europe SAS while CNH Capital's own European operations would be responsible for the marketing and origination of financial products. The final agreement is subject to approval by the board of directors of each company and by the Banque de France.

"This is a dramatic expansion of our retail financing activity in Europe," Michel Lecomte, CNH chief financial officer and president of CNH Capital, said. "BPLG's expertise, strong European presence, and access to funds at highly favorable rates will allow us to offer a full range of financial products to all our customers, starting with very competitive retail financing options on their equipment purchases. Because the structure of this agreement allows us to expand our presence in financial services while simultaneously reducing our borrowing needs, this initiative is the first of new alliances and initiatives that we will pursue in growing our commercial finance business around the world."

"For BPLG, this alliance gives us access to CNH's extensive customer base across all the markets of Europe," said Jean-Rene Brunon, chief executive officer of BPLG. "This partnership reflects BPLG's development strategy of building upon its European leadership and extensive knowledge of the equipment financing market."

                                       ###

CNH is the number one manufacturer of agricultural tractors and combines in the world, the third largest maker of construction equipment, and has one of the industry's largest









       [] CNH Global N.V. Global Management Office 100 South Saunders Rd,
               Lake Forest, IL 60045 U.S.A. http://www.cnh.com []


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equipment finance operations. Revenues in 2001 totaled $9.7 billion. Based in the United States, CNH's network of dealers and distributors operates in over 160 countries. CNH agricultural products are sold under the Case IH, New Holland and Steyr brands. CNH construction equipment is sold under the Case, Fiatallis, Fiat-Hitachi, Kobelco, New Holland, and O&K brands.

BPLG is a 100% subsidiary of BNP PARIBAS and part of its Retail Banking arm, specialized in the financing of capital goods to enterprises and professionals. BPLG is the number one in the French market with a 21% market share, and is a leader in Europe via its ten subsidiaries or branches. BPLG's specialty is its capacity to structure and implement partnerships with manufacturers, resellers, equipment importers and distributors that cover everything from simple recommendation agreements to exclusive contracts and the creation of joint ventures.



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                                   SIGNATURES

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE REGISTRANT HAS DULY CAUSED THIS REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED.



                                        CNH Global N.V.



                                        By:  /s/ Debra E. Kuper
                                                -----------------------------
                                                       Debra E. Kuper
                                                     Assistant Secretary


May 13, 2002